We partner with insurance companies to offer insurance to our HUGS tenants

Required Tenant Insurance

- Personal Property
- Personal Liability
- Loss of Use
- Medical Payment to Others

Additional Tenant Insurance (Optional)

- Bikes
- Water Damage
- Pet Damage
- Musical Intruments
- Jewelry

OUR PROPRIETARY RATING SYSTEM

Categories	Weight
Visa Type	35%
Financial Capacity	15%
Funding Distribution	15%
Financial History	10%
Fund Ownership	10%
Student Maturity	10%
Student Type	3%
Student Eligibility	2%


Student Type (2%)
Student Eligibility (2%)
Student Maturity (10%)
Fund Ownership (10%)
Visa Type (35%)
Financial History (10%)
Financial Capacity (15%)
Funding Distribution (15%)

These percentages are estimations and the Hugs Score™ accounts for over 60 different criterion

hugs intl.

HUGS Rental Guarantee

Tenant Misses Rent

Initiates a 3-5 day grace period that is followed with a delinquency notice.

1

Rental Guarantee Begins

After a month, Rental Guarantee kicks in and HUGS pays landlord for the previous month's rent.

3

4

2

Continuation of Rental Guarantee

Rental Guarantee Payments continue for up to 3 months or until another tenant is placed in your property.

Delinquency Period

Tenants will have a month to pay their late rent before further action is taken.

THE TEAM

Carl Dumesle



Co-Founder & CEO
- BAdmin and MBA
- Entrepreneur
- Experience in previous startups

Akash Atapattu



Co-Founder & CTO
- BS Computer Science
- Software Development Experience

Russell Leong



Co-Founder & COO
- Econs, BA
- Business owner
- Strategy & Operations Lead

Aymed Rodriguez-Ortiz



CMO
- Comms, Penn State
- Facebook Product Manager

Our Advisors

Tony Malz

- 13 years+ FICO
- Startup Founder

Dr. Michael Crawford

- Real Estate Owner
- Developer and Investor

hugs intl.

Want to learn how HUGS works?

Check out:

Our Investor Panel

↓



Welcome *|FNAME|*

Thank you for your interest in HUGS!

We are very excited to have you join as an investor!!

About Us

We are a company started by international students with the goal of helping other international students. Motivated by our own personal experiences, we are revolutionizing the rental process for international students. We are developing a platform that bridges the gap between landlords and students by minimizing risk, improving security and accelerating the housing process for everyone.

Over the next few days...

We will be emailing you to break down everything there is to know about us and what's in store for you.

Click on this link or the video below to access our story and hear how our founder started HUGS!

We are the end-to-end solution for renting to international students.

By providing marketing, tenant assessments, tenant management, and reporting – we make international housing easy and seamless for students and landlords.

Marketing



All Listings
Contact Us
About Us
Pay My Rent

Showcase your property to our rapidly-growing user base of international students

Tenant Assessment



HUGS Score™
763
GREAT
Key Factors
Good
Good
Excellent
Excellent

Applicants are pre-screened and apply to your properties with their equivalent FICO score

Tenant Portal



Visualize all of your HUGS tenant payments in one unified platform while protecting your assets with our HUGS Rental Guarentee

Reports



Continually improve and monitor the value of your property using data from quarterly HUGS reports.

Meet HUGS,

We connect international students with housing that understands them.





hugs intl.

Tenant Default Protection

1

Tenant Misses Rent

Initiates a 3-5 day grace period that is followed with a delinquency notice.

2

Delinquency Period

Tenants will have a month to pay their late rent before further action is taken.

3

Default Protection Begins

After a month, default protection kicks in and HUGS pays landlord for the previous month's rent.

4

Continuation of Default Protection

Default Protection Payments continue for up to 3 months or until another tenant is placed in your property.


HUGS PALS
UNIVERSITY OF SAN DIEGO
EST. 1949
HUGS is proud to announce our partnership
with the University of San Diego!

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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VOUCH FOR JOHN

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